1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2005

China Mobile (Hong Kong) Limited

(Translation of registrant's name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No    X

(If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page

1.1	Joint Announcement, dated December 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: December 30, 2005	By:	/s/ Wang Jianzhou
Name: Wang Jianzhou
Title: Chairman and Chief Executive Officer

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED	CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED
(Incorporated in Hong Kong under the Companies Ordinance with limited liability)	(Incorporated in Hong Kong under the Companies Ordinance with limited liability)

(Stock Code: 941)	(Stock Code: 331)

FIT BEST LIMITED

(Incorporated in the British Virgin Islands with limited liability)

Voluntary conditional cash offers by

China International Capital Corporation (Hong Kong) Limited	and	Merrill Lynch (Asia Pacific) Limited

on behalf of

Fit Best Limited,

a wholly-owned subsidiary of China Mobile (Hong Kong) Limited,

to acquire all the issued shares in the share capital,

and for cancellation of all outstanding options, of

China Resources Peoples Telephone Company Limited

(other than those already owned by the Offeror, China Mobile (Hong Kong) Limited or parties acting in concert with them)

Financial advisers to China Mobile (Hong Kong) Limited and the Offeror

China International Capital Corporation (Hong Kong) Limited	Merrill Lynch (Asia Pacific) Limited

Independent financial adviser to the independent board committee of

China Resources Peoples Telephone Company Limited

THE OFFERS BECOMING UNCONDITIONAL IN ALL RESPECTS

INTENTION TO PRIVATISE CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED

AND EXTENSION OF THE OFFER PERIOD

As at 4.00 p.m. on Thursday, 29 December 2005, being the First Closing Date, the Offeror has received valid acceptances in respect of (i) 736,221,101 Peoples Shares under the Share Offer, representing approximately 99.00% of the issued Peoples Shares as at the First Closing Date and the voting rights normally exercisable at general meetings of Peoples, and (ii) 294 Peoples Options under the Option Offer, entitling the holders thereof to subscribe for 36,250,000 Peoples Shares representing approximately 60.37% of the total outstanding Peoples Options as at the First Closing Date.

All Conditions have been fulfilled on or before the First Closing Date. Accordingly, the Share Offer has become unconditional in all respects on the First Closing Date. The Option Offer has therefore also become unconditional on the same date.

In accordance with Rule 15.3 of the Takeovers Code, the Closing Date will be extended to Thursday, 12 January 2006, being 14 days from the First Closing Date. The Offers will remain open for acceptance until 4:00 p.m. on Thursday, 12 January 2006.

All other terms of the Offers (including the Share Offer Price), as set out in the Composite Document and in the relevant Forms of Acceptance, remain unchanged and apply to the Offers as extended.

As the level of acceptances has reached the prescribed level required for compulsory acquisition under the Companies Ordinance, and Rule 2.11 of the Takeovers Code permits the exercise of such compulsory acquisition right, the Offeror intends to exercise its rights under the Companies Ordinance to compulsorily acquire all those Peoples Shares not already held or acquired by the Offeror as soon as practicable after the close of the Offers, and then proceed to withdraw the listing of the Peoples Shares from the Stock Exchange.

Dealings in the securities of Peoples will be suspended from 9:30 a.m. on Friday, 13 January 2006, being the date immediately after the close of the Offers up to the withdrawal of listing of Peoples’ securities from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules.

In order to facilitate the compulsory acquisition, the register of members of Peoples will be closed from Friday, 20 January 2006 to Wednesday, 25 January 2006 (both dates inclusive). Any person wishing to lodge a share transfer for entry into the register of members of Peoples must lodge such transfer, accompanied by the relevant share certificates, not later than 4:00 p.m. on Thursday, 19 January 2006. No further transfer of Peoples Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on Thursday, 19 January 2006 (except for transfers to the Offeror).

INTRODUCTION

Reference is made to the joint announcements dated 20 October 2005 and 9 November 2005 and the composite offer and response document dated 10 November 2005 (the “Composite Document”) issued by China Mobile (Hong Kong) Limited and China Resources Peoples Telephone Company Limited in relation to the voluntary conditional cash offers by China International Capital Corporation (Hong Kong) Limited and Merrill Lynch (Asia Pacific) Limited on behalf of Fit Best Limited, a wholly-owned subsidiary of CMHK, to acquire all the issued Peoples Shares and to cancel all outstanding Peoples Options (other than those already owned by the Offeror, CMHK or the Concert Parties).

Unless the context otherwise requires, capitalised terms used in this announcement shall have the same meanings as defined in the Composite Document.

LEVEL OF ACCEPTANCES

As at 4.00 p.m. on Thursday, 29 December 2005, being the First Closing Date, the Offeror has received valid acceptances in respect of (i) 736,221,101 Peoples Shares under the Share Offer, representing approximately 99.00% of the issued Peoples Shares as at the First Closing Date and the voting rights normally exercisable at general meetings of Peoples, and (ii) 294 Peoples Options under the Option Offer, entitling the holders thereof to subscribe for 36,250,000 Peoples Shares representing approximately 60.37% of the total outstanding Peoples Options as at the First Closing Date.

China Resources and Michael Leung have accepted the Share Offer in respect of their 359,218,770 Peoples Shares and 133,382,831 Peoples Shares, representing approximately 48.31% and 17.94% of the entire issued share capital in Peoples as at the First Closing Date, respectively. Michael Leung has also accepted the Option Offer in respect of his one Peoples Option involving 4,500,000 Peoples Shares.

THE OFFERS BECOMING UNCONDITIONAL IN ALL RESPECTS

The Share Offer is conditional on the satisfaction or wavier of the Conditions set out under the paragraph headed “Conditions of the Offers” in the section headed “Letter from the Financial Advisers” in the Composite Document.

The Option Offer is conditional upon the Share Offer becoming or being declared unconditional.

All Conditions have been fulfilled on or before the First Closing Date. Accordingly, the Share Offer has become unconditional in all respects on the First Closing Date. The Option Offer has therefore also become unconditional on the same date.

EXTENSION OF THE OFFER PERIOD

In accordance with Rule 15.3 of the Takeovers Code, the Closing Date will be extended to Thursday, 12 January 2006, being 14 days from the First Closing Date. The Offers will remain open for acceptance until 4:00 p.m. on Thursday, 12 January 2006.

All other terms of the Offers (including the Share Offer Price), as set out in the Composite Document and in the relevant Forms of Acceptance, remain unchanged and apply to the Offers as extended.

A further announcement will be published on the Stock Exchange’s website by 7:00 p.m. on Thursday, 12 January 2006 and in the newspapers on Friday, 13 January 2006 stating whether the Offers have been closed together with the results of the Offers.

COMPULSORY ACQUISITION AND WITHDRAWAL OF LISTING

As disclosed in the Composite Document, if the Offeror receives valid acceptances of the Share Offer for not less than 90% of the disinterested Peoples Shares, the Offeror intends to apply the provisions of the Companies Ordinance to compulsorily acquire any remaining Peoples Shares and to apply for a de-listing of Peoples Shares from the Stock Exchange.

As at the First Closing Date, the Offeror has received valid acceptances in respect of approximately 99.00% of disinterested Peoples Shares.

As the level of acceptances has reached the prescribed level required for compulsory acquisition under the Companies Ordinance, and Rule 2.11 of the Takeovers Code permits the exercise of such compulsory acquisition right, the Offeror intends to exercise its rights under the Companies Ordinance to compulsorily acquire all those Peoples Shares not already held or acquired by the Offeror as soon as practicable after the close of the Offers, and then proceed to withdraw the listing of the Peoples Shares from the Stock Exchange.

Dealings in the securities of Peoples will be suspended from 9:30 a.m. on Friday, 13 January 2006, being the date immediately after the close of the Offers up to the withdrawal of listing of Peoples’ securities from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules. Application will be made to the Stock Exchange for the withdrawal of the listing of the Peoples Shares on the Stock Exchange upon completion of the compulsory acquisition, which is expected to be at the end of March 2006.

The Offeror intends to send notices of compulsory acquisition (the “Compulsory Acquisition Notices”) to the holders of outstanding Peoples Shares on or around Tuesday, 24 January 2006. Once the Compulsory Acquisition Notices are given to the holders of the outstanding Peoples Shares, the Offeror shall be entitled and bound to acquire those outstanding Peoples Shares on the expiration of two months from the date on which such notices are given on the terms of the Share Offer, unless the court makes an order to the contrary upon the application of a holder of the outstanding Peoples Shares.

CLOSURE OF THE REGISTER OF MEMBERS OF PEOPLES

In order to facilitate the compulsory acquisition, the register of members of Peoples will be closed from Friday, 20 January 2006 to Wednesday, 25 January 2006 (both dates inclusive). Any person wishing to lodge a share transfer for entry into the register of members of Peoples must lodge such transfer, accompanied by the relevant share certificates, with the Registrar, Tricor Investor Services Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road Wanchai, Hong Kong (if on or before 2 January 2006) or at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong (if on or after 3 January 2006), not later than 4:00 p.m. on Thursday, 19 January 2006. As the Offeror intends to despatch the notices of compulsory acquisition during the closure of the register of members of Peoples, no further transfer of Peoples Shares shall be accepted or considered in any way to be effective after 4:00 p.m. on Thursday, 19 January 2006 (except for transfers to the Offeror).

INTERESTS OF THE OFFEROR AND THE CONCERT PARTIES IN PEOPLES

Save for the shareholdings for the account of non-discretionary clients by Merrill Lynch and the brokerage division of a subsidiary of CICC, neither the Offeror nor the Concert Parties held, controlled or directed any Peoples Shares, Peoples Options or any other rights over Peoples Shares before the commencement of the Offer Period.

During the Offer Period, save for the dealings/shareholdings for the account of non-discretionary clients by Merrill Lynch and the brokerage division of a subsidiary of CICC, or otherwise pursuant to the Offers, neither the Offeror nor the Concert Parties acquired or agreed to acquire any Peoples Shares, Peoples Options or any other rights over Peoples Shares.

CHANGE OF ADDRESS OF THE REGISTRAR

The share registration public office of the Registrar will be moving to 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong with effect from 3 January 2006. Peoples Shareholders submitting their acceptances of the Share Offer on or after 3 January 2006 should send their acceptances to the new address of the Registrar. Arrangement has also been made to ensure that acceptances of Share Offer sent to the old address of the Registrar will be received by the Registrar.

By order of the Board CHINA MOBILE (HONG KONG) LIMITED Wang Jianzhou Chairman and Executive Director	By order of the Board CHINA RESOURCES PEOPLES TELEPHONE COMPANY LIMITED Jiang Wei Chairman and Non-executive Director

Hong Kong, 29 December 2005

The directors of CMHK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Peoples Group) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than as specified above) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Peoples Group) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of CMHK comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

The directors of Peoples jointly and severally accept full responsibility for the accuracy of the information contained in this announcement in respect of the Peoples Group and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement in respect of the Peoples Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement in respect of the Peoples Group, the omission of which would make any statements in this announcement in respect of the Peoples Group misleading.

As at the date of this announcement, the board of directors of Peoples comprises Mr. Leung Kai Hung, Michael, Mr. Henshaw Charles Guy, Mr. Wong Man Kwan, Willie and Ms. Wong Leung Ka On, Charlotte as executive directors, Professor Chen Kwan Yiu, Edward, Mr. Lam Kwong Yu, Mr. Ma Chiu Cheung, Andrew and Mr. Tan Henry as independent non-executive directors and Mr. Jiang Wei, Dr. Huang Zhi Jian, Mr. Li Fu Zuo, Mr. Sinn Chung Ming, Anthony, Mr. Wu Jun and Mr. Yan Biao as non-executive directors.